June 24, 2019

VIA EDGAR

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ctrip.com International, Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed on March 15, 2019 (File No. 001-33853)

Dear Ms. Dietz and Mr. Knapp:

This letter sets forth the Company’s response to the comments contained in the letter dated June 10, 2019 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2018 Form 20-F filed by the Company on March 15, 2019 (the “2018 20-F”). The comments are repeated below in bold and followed by the response thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects

Results of Operations, page 56

1.                                      We note you quantify the number of MAUs and transacting users during your fourth quarter earnings call. You also disclose here and in your earnings call that increases in accommodation reservation volume, ticket volume, and volume growth of organized tours and self-guided tours were drivers of accommodation, transportation ticketing, and packaged-tour revenue growth. Please tell us what consideration was given to quantifying key performance measures for each period presented in order to add context to your discussion of period-over-period changes in revenue. We refer you to Section III. B. of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Company has considered the following factors in determining whether or not to disclose certain quantitative performance factors such as MAUs and transacting users in its annual report on Form 20-F. First, the

Company has already disclosed key drivers to changes in the Company’s financial performance and results of operations when discussing period-over-period changes in revenues in the 2018 20-F. Second, the Company determines that MAUs and transacting users are factors indirectly contributing to, rather than directly driving, the financial performance in the context of year-over-year comparison. Third, the Company has only included MAU and transacting user data in the relevant quarterly earnings releases as examples of user engagement to address specific investor inquires in these quarters. Such data are not material to the total mix of information available to investors. The Company has not consistently disclosed these operating metrics in all quarters nor does it plan to consistently do so in the future. After considering the foregoing factors, the Company decided not to include such operating data in the 2018 20-F.

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Revenue recognition, page F-22

2.                                      We note that you recognize commission revenue from hotel reservations when the reservation becomes non-cancellable. Please describe your cancellation provisions and explain why they impact the timing of revenue recognition. Refer to ASC 606-10-32-5. In this regard, cancellations should impact the transaction price but would not impact the timing of revenue recognition. As part of your response, please describe the nature of the promise you provide to the hotel and describe any post booking services you provide and how they are factored into your revenue recognition.

The Company respectfully advises the Staff that, in determining the timing of revenue recognition, the Company has considered pertinent guidance under the new revenue standards, including ASC 606-10-32-5 and the guidance regarding contractual agreements with its customers. The Company concluded that its performance obligation for hotel reservation services is completed when a reservation becomes non-cancellable, as further explained below. In this regard, the consideration stipulated in the service contract with a hotel customer does not include a variable amount when it completes the performance obligation.

According to the service contracts with its hotel customers, the Company is obligated to provide agency services until final hotel reservations are confirmed for a hotel customer, which include responding to queries from end users, making initial bookings, assisting end users to modify or cancel the initial bookings, and overall liaising with hotel customers. Because hotels generally provide a cancellation period to end users, and it is common for end users to make modifications after the initial bookings during the cancellation period, assisting end users in modifying their initial bookings is a substantive service that the Company has promised to its hotel customers. The Company is not entitled to receive any service fees from the hotel customers until final reservations are confirmed (i.e., until the cancellation period is expired). The Company will be entitled to the service fees for the reservations that become non-cancellable even if the end users do not actually check in the hotels.

Therefore, the Company does not consider its performance obligation completed until the reservations become non-cancellable, and cancellation does not impact the transaction price as it is considered part of its services to complete the Company’s performance obligation. The Company will expand its disclosure in the future filings of its annual report on Form 20-F to elaborate the major service elements, including post-booking services, in the accounting policy for revenue recognition.

3.                                      You disclose that incentive commissions are recognized when they are reasonably assured. Tell us how this policy is consistent with ASC 606 which indicates that estimates of variable consideration should be included in the transaction price. Refer to ASC 606-10-32-5 through 32-7 and ASC 606-10-50-20.

The Company respectfully advises the Staff that the Company has assessed the incentive commissions with certain hotel customers in accordance with ASC 606-10-32-5 through 32-7 and concluded that the incentive commissions are a variable consideration that should be estimated in the transaction prices. The Company estimates the incentive commissions in accordance with ASC 606-10-32-11, which requires the variable consideration to be included in the transaction prices to the extent that significant reversal will not occur when the uncertainty is subsequently resolved.

According to the service contracts with certain hotel customers, the Company is entitled to receive incentive commissions when the volume of the reservations made through the Company’s platform achieves a specific, pre-agreed target. This target is generally translated into monthly sub-targets, and the incentive commissions are generally measured and settled with the hotel customers at the end of each month. Therefore, the Company recognizes on a monthly basis the incentive commissions that are agreed with the Company’s hotel customers based on its evaluation of the monthly targets against the actual monthly performance.

The Company further advises the Staff that the amount of the incentive commissions for the years ended December 31, 2016, 2017, and 2018 was not material, accounting for 0.4%, 0.3%, and 0.2% of the total revenues in the corresponding year, respectively. The Company will undertake to further clarify its accounting policy in future filings of the Form 20-F that the incentive commissions as variable consideration are recognized and estimated to the extent that the Company is entitled to such incentive commissions.

Segment reporting, page F-28

4.                                      You disclose that you do not present information by geography because you primarily generate revenue from end users in the Great China Area. However, in your earnings release furnished on March 5, 2019 you indicate that international business makes up 30% to 35% of the group level revenue and that international hotel and air ticketing business units tripled the industry growth. Tell us how this impacted your consideration of the requirement under ASC 280-10-50-41 to disclose revenue from both domestic and foreign sources.

The Company respectfully clarifies with the Staff that its international business includes both travel services provided to end users residing in foreign countries and cross-border travel services provided to end users residing in Great China Area.

For the year ended December 31, 2016, 2017, and 2018, the international business revenue was primarily attributable to cross-border travel services provided to end users in the Great China Area while the revenue attributable to travel services provided to end users in foreign countries was less than 10% of the total revenues of the Company.

The Company respectfully further advises the Staff that it has considered the requirements under ASC 280-10-50-41 when determining the extent of segment information. The Company concluded that no geographical segment information is presented given the revenues attributable to foreign countries were not material. To avoid confusion, the Company will include a definition of its international business to clarify its scope in the next filing of the Company’s annual report on Form 20-F.

General

5.                                      In a letter to the staff dated September 23, 2016, you discussed selling tickets for flights to Sudan. Currently, your website offers flights serving and hotel bookings in Sudan and Syria. Additionally, your website appears to offer tours of North Korea that include flights from China to North Korea. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company respectfully advises the Staff that it has not had any direct contact with any persons or entities that it was aware of that are located in North Korea, Sudan, or Syria since September 23, 2016, nor does it anticipate any future contact with any such persons or entities. The Company has not directly provided to or received from any persons or entities that it was aware of that are located in North Korea, Sudan, or Syria any services, products, information, or technology, and the Company continues to have no agreements, commercial arrangements, or other contacts directly with any such persons or entities. Occasionally, the Company may work with third-party merchants that may have contacts with these countries in their sale of air tickets, visa application services, and hotel bookings, as described below. The Company believes that its activities comply with applicable sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

The Company sells air tickets as an agent for all major domestic Chinese airlines and many international airlines operating flights that originate from cities in China and abroad. The Company typically enters into framework agency agreements with Chinese and international airlines, which set out general terms of the agency relationship between the Company and the contracting airlines without specifying details of the airline routes. Moreover, international airlines typically do not inform the Company of any specific changes to their respective airline routes. Pursuant to industry practice, the Company obtains information of the routes that the contracting airlines offer in China through the global distribution system (GDS), sells air tickets for such routes, and displays the destinations on the Company’s website.

With respect to hotel bookings and tours, the Company operates as an online marketplace, where once establishing business relationships, third-party merchants connect to the Company’s websites and display their hotel bookings and tour products and services on a real-time basis, over which the Company has little control.

With respect to tours, the Company respectfully clarifies to the Staff that although the Company’s website may include limited, general introduction of a few well-known attractions in North Korea and user-generated reviews of personal experiences, it does not offer tour products with destinations in North Korea, Sudan, or Syria. There are third-party merchants offering their visa application services using the Company’s online marketplace, which may include services for application of visas to North Korea, Sudan, or Syria.

With respect to hotel bookings, the Company has not directly or indirectly sold hotel bookings with North Korea as the destination, and only occasionally have third-party merchants sold hotel bookings using the Company’s online marketplace with Sudan or Syria as the destination.

Since September 23, 2016, to the extent applicable, the aggregate number of air tickets, hotel bookings, and tour products sold on the Company’s platform by third-party merchants for trips to North Korea, Sudan, and Syria was negligible. The revenue attributable to the aggregate sales on the Company’s platform of these air tickets, hotel bookings, and tour products by third-party merchants for trips to North Korea, Sudan, and Syria for the years ended December 31, 2016, 2017, and 2018 and the three months ended March 31, 2019, to the extent applicable, represented less than 0.002% of the Company’s total revenues for the corresponding periods.

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If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

cc:        James Jianzhang Liang, Executive Chairman, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and President, Ctrip.com International, Ltd.

Jane Jie Sun, Chief Executive Officer and Director, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP